Exhibit (a)(5)(C)

LEGAL LANGUAGE SERVICES

TRANSCRIPTION OF AUDIO

DESIGNATED AS:  807322

ECA

House:

Hello, I’m Howard House with Raymond James Energy Investment Banking Group. My pleasure to introduce John Mork, President and CEO of Energy Corporation America who is here to discuss the tendered offer for Eastern American Natural Gas Trust units. John, would you please describe the proposed transaction?

Mork:

The transaction is pretty straightforward. We are offering — Energy Corporation of America is offering to tender for approximately 3.2 million depository units of the Eastern American Natural Gas Trust at a premium of around 7.6 percent. You will remember that the Eastern American Natural Trust, NGT, terminates in May of this year after 20, very successful years of distributions. The final distribution will be received about the 15th of August. If you tender, you will receive a 7.6 percent premium or about $22.55 per unit, paid to you in ECT units, and I’ll discuss that a little bit later. No one will be forced to tender. You can choose not to tender, but you won’t receive the terminal value which will be $20.95 in cash until about August. Currently, NGT units are trading for approximately $20.70. In summary, the exchange offer allows NGT investors to exchange their depository units at a premium for ECT common units, and a security that will pay quarterly distributions for approximately seventeen and a half more years.

House:	Who is offering to exchange the NGT units?

Mork:

Energy Corporation of America, interestingly, is the sponsor of both NGT and ECT, and we are using 4.1 million units that we own of ECT to tender for the outstanding NGT units. We have a company that’s been in business for over 50 years, and we, as I said, have about 4.1 million units. They’re already common units in circulation that the company, Energy Corporation of America owns.

House:	Please tell me about the Trust whose units are being exchanged for the NGT units.

Mork:

ECT, the ECA Marcellus Trust I, is a new trust formed only a couple of years ago, but it’s very similar to NGT. Since 2010, ECT has paid $5.37 per unit in distributions and it pays quarterly distributions to all the unit holders. ECT owns a royalty interest in 54 Marcellus wells in Greene County, Pennsylvania. And as I said, Energy Corporation of America is the sponsor. The interesting difference between the Eastern American Natural Trust and ECT, is that the Eastern American Natural Trust had to pay operating expenses for the wells, and in this Energy Corporation of America pays all of the operating expenses for the wells. So there are no new operating expenses to be paid at ECT. The ECT will terminate in March of 2030 and until that time, unit holders will receive quarterly distributions from ECT. The ECT’s dividend during the prior four quarters has been approximately $2.39 per unit and the NGT dividend, during the same four quarters was $0.57 per unit. So about four times as much as dividend per unit, and the liquidity of ECT is much greater than NGT, actually, about 17 hundred percent greater.

House:	Please compare the distributions of ECT and NGT.

Mork:

Over the past 10 quarters, ECT has paid about $5.37 per unit while NGT has paid out only $2.01 per unit. If you do a little calculation, you can see that ECT is currently yielding approximately 12.54 percent dividend yield on an annualized basis, while NGT is currently yielding about 2.7 percent. This is a graph showing the — the quarterly distributions since the inception of ECT. You could see how in red how the ECT distributions have risen over time and are about level and have the, in black, the NGT distributions have gone down. And currently, the ECT distribution is about four times the NGT distribution. This slide shows both the average price — the weighted average price over the last year, and the weighted average dividends. In gray, is the weighted average price of NGT and ECT, and you could see it’s about the same, but the big difference is that the ECT weighted average dividend yield at a little over 12 percent is about four times as high as the NGT dividend yield at roughly three percent.

House:	Why should NGT unit holds tender?

Mork:

Well, I think the biggest thing is there’s no one forcing you to tender your units. If you don’t want to, you don’t need to. But, you’re going to get a significant premium, about a 7.6 percent premium to the terminal value which is fixed. So we know right now what all NGT units are going to be paid when they terminate here in about two months. And that’s going to be $20.95. If you tender your units, you’ll get about $1.60 or 7.6 percent premium at 22.55 and this will paid to you in ECT units which are giving that higher 12 percent yield and will continue to have distributions for the next 17 years or so. Also, there’s some pretty good upside. These wells are the premier Marcellus wells. They’re producing at a considerably higher rate, and you have the premium gas pricing in the Appalachian Basin, and the opportunity for gas prices to go up. As you know, right now gas prices are pretty low.

House:	Please explain why Energy Corporation of America is doing this.

Mork:

This is really a fun one for me to answer. Energy Corporation of America is a very asset-intensive company and we constantly need capital to develop these assets. And we have planned to sell the point — 4.1 million units that we own of ECT on the open market. And for that, we would have had to have about a seven and half percent discount to the market and fees that we had taken. And we’re able to, by exchanging these for NGT units, we’re able to pass on that premium that we’ve lost to the market to the wonderful people who have been NGT for the last 20 years and have been loyal to us and we would like to pay some of this back, rather than give it to the open market.

House:	Please review how NGT unit holders tender.

Mork:

Well, I think the easiest thing would be to contact your broker and to go to the website at the back of this presentation, DF King, and you can see it leads you right to a way to tender. You’ll also be getting a letter as a registered owner of NGT, and you can fill that out. But I think, probably, the easiest is to do what you’re doing — use the website and be on the internet.

House:	What happens if NGT unit holders do not tender?

Mork:

Very simply, you’ll, in about August of this year, a little later than you’ll get the ECT units which you’ll get in about a month or so, you will be getting $20.95 in cash as a terminal payment, but NGT is over. There will be no more distributions. It will end and cease to exist.

House:	Who can NGT unit holders call regarding questions about the tender offer?

Mork:	You can call DF King at 800-697-6975 or I suggest you go to www.dfking.com/eca and you’ll get all of the information you need to go ahead and find out whether you tender or not. I would also suggest that you look carefully at the S-4 by ECT for this tender offer and look at the quarterly reports on ECT so you know what you’re tendering for. All those things you can get readily over the internet.

House:	Thank you for your time.

[End of recording]